
AUG 21 2002
1086


02052299

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2002

Luxfer Holdings PLC

The Victoria, Harbour City, Salford Quays,
Manchester M5 2SP

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20 F...X.................. Form 40 F......................

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes.............................. No........X........................

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ....

Exhibit Index

1. Luxfer Holdings plc, 21st August 2002 Press Information: Announcement to Bondholders & Analysts – Financial Results for the half year ended 30 June 2002.

LUXFER HOLDINGS PLC
PRESS INFORMATION

21st August 2002



ANNOUNCEMENT TO BONDHOLDERS & ANALYSTS

FINANCIAL RESULTS FOR THE HALF YEAR ENDED 30 JUNE 2002

LUXFER HOLDINGS PLC announces the filing of the company's Interim Financial Statements for the half year ended 30 June 2002 with the Securities and Exchange Commission, on Tuesday 20th August, 2002. The results are summarised as follows:

SUMMARY RESULTS FOR THE HALF YEAR ENDED 30 JUNE 2002					
	Three months to 30 June 2002 £M	Three months to 30 June 2001 £M	**Half year to 30 June 2002 £M**	Half year to 30 June 2001 £M	Full year to 31 December 2001 £M
Third party turnover:					
Continuing operations	**61.1**	61.8	**120.5**	122.1	230.4
Discontinued operations	**0.2**	0.2	**0.3**	10.2	10.1
TURNOVER	**61.3**	62.0	**120.8**	132.3	240.5
Operating profit before goodwill & exceptional items:					
Continuing operations	**4.8**	5.0	**8.0**	11.1	13.9
Discontinued operations	**-**	(0.1)	**-**	-	(3.3)
	4.8	4.9	**8.0**	11.1	10.6
Exceptional items	**-**	(1.8)	**-**	(1.8)	(4.7)
Goodwill amortisation	**(0.5)**	(0.4)	**(0.9)**	(0.8)	(1.8)
OPERATING PROFIT	**4.3**	2.7	**7.1**	8.5	4.1
Profit on sale of operations	**-**	(0.1)	**-**	1.8	1.8
Disposal of fixed assets	**-**	-	**-**	-	(0.6)
Profit before interest & tax	**4.3**	2.6	**7.1**	10.3	5.3
Net interest	**(3.3)**	(4.0)	**(6.8)**	(7.8)	(14.7)
Taxation	**(0.7)**	0.3	**(1.0)**	(1.3)	(0.1)
Profit/(loss) after taxation	**0.3**	(1.1)	**(0.7)**	1.2	(9.5)
EBITDA – Total Group (1)	**7.3**	7.4	**13.0**	16.0	20.2
EBITDA – Continuing Ops. (1)	**7.3**	7.5	**13.0**	15.8	23.3
Operating cash flow	**12.3**	3.3	**12.3**	3.3	11.8
Cash at bank and in hand	**14.4**	24.6	**14.4**	24.6	13.3
Net assets	**11.8**	22.0	**11.8**	22.0	11.1
Net debt (net of cash)	**(115.4)**	(111.0)	**(115.4)**	(111.0)	(118.8)

(1) EBITDA before exceptional items consists of operating profit before exceptional items, and the non-cash items of depreciation and goodwill amortisation.

GROUP RESULTS

As announced near the end of 2001, the Group embarked on a major rationalisation and redundancy programme through the fourth quarter of 2001 and first quarter of 2002. The benefit of these cost savings is now being seen through an improved profit performance when compared to the last half of 2001.

Luxfer Group's turnover from continuing operations for the six months to 30 June 2002, stood at £120.5 million. This is 2.5% lower than the £123.6 million of turnover experienced for the same period last year, with the trading environment remaining difficult in many of our key markets, restricting opportunities for top line growth. Turnover in the second quarter of the year has risen by 3% when compared to the first quarter.

LUXFER HOLDINGS PLC

Press release - Financial results for the half year ended 30 June 2002

In the first half of 2002, the Group's profitability before goodwill and exceptional items at £8.0 million was £3.1 million lower when compared to the first half of last year. Profitability has improved from the third and fourth quarters of 2001 when the continuing operations made only £2.8 million. The performance in the second quarter of 2002 was also an improvement upon that of the first quarter, with profits up 50% due to the cost saving measures which are now yielding substantial benefits.

TURNOVER BY DIVISION

	Three months to 30 June 2002 £M	Three months to 30 June 2001 £M	**Half year to 30 June 2002 £M**	Half year to 30 June 2001 £M	**Full year to 31 December 2001 £M**
Gas Cylinders	**31.5**	29.9	**63.3**	57.3	114.3
Elektron	**25.5**	26.7	**49.1**	55.2	97.7
Speciality Aluminium	**4.1**	5.3	**8.1**	11.1	19.3
Continuing operations	**61.1**	61.9	**120.5**	123.6	231.3
Discontinued operations	**0.2**	0.2	**0.3**	10.2	10.7
Inter-segment sales	-	(0.1)	-	(1.5)	(1.5)
TURNOVER	**61.3**	62.0	**120.8**	132.3	240.5

GAS CYLINDERS

Divisional turnover for the six months of £63.3 million was £6.0 million higher than the same period in 2001. For this second quarter, turnover at £31.5 million is £1.6 million ahead of the results for the comparative three months to 30 June 2001. This increase is mainly due to the acquisition of SM Gerzat in May 2001.

This division has seen a change in the mix of its sales, with a greater proportion of turnover now attributable to higher added value composite cylinders. Strong demand for composites, especially in the US life support market, has contributed to an increase in sales of composite cylinders of 14% in 2002. The aluminium market has been subject to significant pricing pressure from increased competition, especially within the US medical market, which, coupled with the lower volumes, has led to a decrease of approximately 6% in total global aluminium cylinder revenues. Volumes are down across the beverage, fire and scuba markets, but industrial market sales are up by 27%.

The Superform operations' sales have remained at similar levels to those of last year.

ELEKTRON

Divisional turnover for the first six months of 2002 stands at £49.1 million which is £6.1 million below the same period in 2001. Turnover has, however, increased steadily on a quarterly basis since the last quarter of 2001, with the turnover levels now 24% higher than they were then. This increase is partly as a result of our new plant in the Czech Republic, which was commissioned during this six month period, leading to an increase of 15% in magnesium refining.

However, sales remain reduced, particularly in one of our key markets, military powders, as a result of the slow start up of production at one of our major US customers following its temporary closure in 2001. This customer has yet to begin producing at full capacity. The zirconium side of the business has also suffered from reduced demand and competitive price pressures, particularly within the catalysis market. In total, zirconium revenues for the first half of 2002 are 18% lower than the first half of 2001.

SPECIALITY ALUMINIUM

Turnover at £8.1 million for the first half of 2002 is approximately 27% below the same period last year. Demand continues to remain weak for drawn tube product and the division continues to be under pressure when competing on price. Over the past several years the business has suffered from the strength of the dollar pushing up input costs, whilst the Euro's weakness has reduced export prices. The present movements in the currency markets may help rectify some of this margin pressure.

OPERATING PROFIT BEFORE EXCEPTIONALS AND GOODWILL AMORTISATION	Three months to 30 June 2002 £M	Three months to 30 June 2001 £M	Half year to 30 June 2002 £M	Half year to 30 June 2001 £M	Full year to 31 December 2001 £M
Operating profit by division:					
Gas Cylinders	**2.8**	1.5	**5.3**	4.0	6.3
Elektron	**2.5**	3.4	**3.7**	7.1	8.6
Speciality Aluminium	**(0.5)**	0.1	**(1.0)**	-	(1.0)
Continuing operations	**4.8**	5.0	**8.0**	11.1	13.9
Discontinued operations	-	(0.1)	-	-	(3.3)
Operating profit before exceptionals & goodwill	**4.8**	4.9	**8.0**	11.1	10.6
Goodwill amortisation	**(0.5)**	(0.4)	**(0.9)**	(0.8)	(1.8)
Exceptional items	-	(1.8)	-	(1.8)	(4.7)
OPERATING PROFIT	**4.3**	2.7	**7.1**	8.5	4.1

GAS CYLINDERS

Profitability in the Gas Cylinders division has improved by 33% over the same period last year, rising from £4.0 million to £5.3 million. This has been achieved through an improved mix, with increased composite cylinder sales, combined with cost reductions and the benefits from the acquisition of SM Gerzat. This improvement in mix has been offset to some extent by pricing pressures in the aluminium market.

ELEKTRON

Profitability in the Elektron division has seen a significant deterioration from last year's first half results. For the six months to 30 June 2002, the level of profits before goodwill and exceptional items stood at £3.7 million compared with £7.1 million for the first six months of 2001. Since the start of this year, the levels of profitability have more than doubled when compared against the levels attained in the latter half of 2001. Reduced volumes and price pressures in the zirconium business, together with lower sales of magnesium flare products, had a significant impact on profit when compared with the first half of 2001.

SPECIALITY ALUMINIUM

With margins remaining under pressure and further reduced volumes, profitability has remained poor for the first six months of the year and a loss of £1.0 million has been incurred. The division has initiated a fresh drive to increase sales volumes, this initiative being timed to take advantage of the more favorable Euro to Sterling exchanges and a lower aluminium metal price

LIQUIDITY AND CAPITAL RESOURCES

Operating cash inflows for the first six months of 2002 were £12.3 million compared to £3.3 million for the same period last year and £11.8 million for the whole of 2001. Total cash balances stood at £14.4 million and there is also an overdraft of £0.6 million relating to overseas subsidiaries. In the UK we remained undrawn in respect to the £20 million short term loan facilities. Net debt has reduced by £3.4 million to £115.4 million at 30 June 2002, from £118.8 million at 31 December 2001.

Copies of the Interim Financial Statements are available from: Janet McCook, LUXFER HOLDINGS PLC, Victoria Building, Harbour City, Salford Quays, Manchester, M50 3SP.

Telephone : +44 (0)161 911 8826 Fax : +44 (0)161 911 8893
E-mail : janet.mccook@luxfer.com

The company also advises bondholders that there will be a telephone conference at 3.00 pm BST on Thursday 22nd August 2002, to discuss the Group's financial results for the half year to 30th June 2002. Further details of this are also available from Janet McCook. Other queries regarding this press release should initially be directed to Andy Beaden, telephone number +44 (0) 161 911 8829 or email: andy.beaden@luxfer.com.



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Luxfer Holdings PLC

By: 

Name: Linda Seddon
Title: Company Secretary

Dated: August 21, 2002